September 30, 2005



W. John Glancy
Senior Vice President and General Counsel
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, Texas 75201


      Re:	Holly Energy Partners, L.P.
		Registration Statement on Form S-3
      Filed on September 2, 2005
		File No. 333-128101

Dear Mr. Glancy:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Unitholders, page 72

1. We note that a few of the selling unitholders appear to be non-reporting legal entities. Accordingly, please disclose the individual or individuals who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by such selling unitholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

2. Disclose whether any selling unitholder is a registered broker-dealer or affiliate of a registered broker-dealer. Any selling unitholder that is a registered broker-dealer should be named as an underwriter unless it received its shares as compensation for investment banking services. With respect to any affiliates of registered broker dealers, expand the filings to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.
Otherwise, you must indicate that such selling unitholder is an underwriter.

Form 10-K for the Year Ended December 31, 2004

General

3. We believe where investors are likely to be influenced by the financial condition of the general partner because of a general partner`s commitment, intent, or implication to fund cash flow deficits or furnish other direct or indirect financial assistance, the general partner`s balance sheet should be furnished. Given the arrangement you have with Holly Corporation, your general partner, we believe the audited balance sheet of Holly Corporation as of the end of the most recent fiscal year should be furnished in your Form 10-K.
Please furnish the audited balance sheet of Holly Corporation as of
December 31, 2004.

Consolidated Statements of Income, page 53

4. We note that you combined the historical income statements of the predecessor entity, Navajo Pipeline Co., L.P., with those of the partnership. Please separately present the predecessor`s and partnership`s income statements and balance sheets (clearly labeled as such) with a heavy black line between them. Since only certain assets of the predecessor entity were contributed and there were changes to the operations, we believe presenting information in such a manner is more appropriate and useful to the investors.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Choi at (202) 551-3758 or Kim Calder,
Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.
Please contact Tangela Richter at (202) 551-3685 with any other questions.

Sincerely,


Tangela Richter
Branch Chief




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Mr. W. John Glancy
Holly Energy Partners, L.P.
September 30, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010